

Rule 12g3-2(b) File Number: 82-5237

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.



August 6, 2003

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington D.C., 20549

82-34629

Re: Rule 12g3-2(b) Exemption – File Number ~~82-5237~~

Dear Sir or Madam:

We are exempt from Section 12(g) of the Securities Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder. Our file number is 82-5237.

According to Rule 12g3-2(b), we are required to furnish to you information made public, filed with the Hong Kong Stock Exchange, the London Stock Exchange and the Berlin Stock Exchange and which was made public by such exchanges or sent to security holders promptly after such information becomes available. Accordingly, we enclose herewith a notice we filed with the stock exchanges on August 6, 2003 regarding a board meeting to be held on August 18, 2003.

Thank you for your attention.

Sincerely yours,

Jingzhong Zhang
Company Secretary
Zhejiang Expressway Co., Ltd.

dlw 9/26



Rule 12g3-2(b) File Number: 82-5237

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

August 6, 2003

To: **The Stock Exchange of Hong Kong Limited** — By post and By fax
Anthea Leung / Wing Lam / Winston Wong — (852) 2868 5028 & 2905 1327

Cc: **London Stock Exchange**
Regulatory News Service — By fax (44) 207-588 6057

Cc: **Berlin Stock Market** — By fax 49 30 59 00 84 20

Dear Sirs,

Zhejiang Expressway Co., Ltd. (the "Company")
Notice of Board Meeting

The Company hereby informs The Stock Exchange of Hong Kong Limited pursuant to paragraph 12 of the Listing Agreement that a meeting of the Board of Directors of the Company will be held at the Company's offices in Hangzhou, Zhejiang, the PRC, on August 18, 2003 at 10:00am for the following purposes:

1. To receive and consider the unaudited consolidated accounts of the Group comprising the Company and its subsidiaries for the six months ended June 30, 2003 and to approve the release of the announcement of the interim results;
2. To consider the payment of an interim dividend, if any;
3. To consider the closure of the register of members; and
4. To transact any other business.

Yours faithfully,
For and on behalf of
Zhejiang Expressway Co., Ltd.



Jingzhong Zhang
Company Secretary